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E-Filed

Colorado Secretary of State
Date and Time: 04/03/2015 01:57 PM
ID Number: 20011033009

Document number: 20151238048
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20011033009

1. Entity name: TENSLEEP FINANCIAL CORPORATION
   (If changing the name of the corporation, indicate name before the name change)

2. New Entity name: ______________________
   (if applicable)

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
   - ☐ "bank" or "trust" or any derivative thereof
   - ☐ "credit union" ☐ "savings and loan"
   - ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________________
   (mm/dd/yyyy)

   or

   If the corporation's period of duration as amended is perpetual, mark this box: ☐

7. *(Optional)* Delayed effective date: ______________________
   (mm/dd/yyyy)

Notice:
Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the
individual(s) causing the document
to be delivered for filing:

Tucker	Ronald	S	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

1623 Tradewinds Lane
_____
(Street name and number or Post Office information)

_____

Newport Beach	CA	92660
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

ATTACHMENT TO AMENDED ARTICLES OF INCORPORATION

FOR

TENSLEEP FINANCIAL CORPORATION

The original Articles of Incorporation filed on February 14, 2001, are amended as follows:

Stock Information

The aggregate number of shares of all classes of capital stock that this corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) shares of common stock, no par value, (the "Common Stock") and Fifty Million (50,000,000) shares of preferred stock, no par value (the "Preferred Stock").

Section (a) <u>Common Stock - Voting</u>

When, with respect to any action to be taken by the holders of Common Stock, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares of Common Stock. Notwithstanding such provision, approval shall result from the vote or concurrence of a majority of such shares.

Section (b) <u>Cummulative</u>

The shareholders shall be entitled to cumulative voting in the election of directors.

Section (c) <u>Preferred Shares</u>

The number of series, relative rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares are to be determined by the board of directors.

Additional Provisions

A. PREEMPTIVE RIGHTS

No holder of any class of capital stock of this corporation shall have a preemptive right to acquire unissued or treasury shares of any class of capital stock of this corporation, or securities convertible into such shares or carrying a right to subscribe or to acquire shares of any class of capital stock of this corporation.

B. SHARE TRANSFER RESTRICTIONS

The corporation shall have the right to impose restrictions upon the transfer of any of its authorized shares or any interest therein. The board of directors is hereby authorized on behalf of this corporation to exercise this corporation's right to impose such restrictions.

C. BOARD OF DIRECTORS

The number of directors shall be fixed in accordance with the bylaws.

D. INDEMNIFICATION

To the extent permitted by law, the corporation shall indemnify, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the corporation. The corporation further hereby indemnifies its directors, officers, agents, fiduciaries and employees against any claim, liability, or expense arising against or incurred by them in all other circumstances and to maintain insurance for such persons to the full extend permitted by law. Such indemnification shall inure to the benefit of the estates, heirs, devisees and personal representatives of such persons. For the purpose of these Amended Articles of Incorporation, the term "official capacity" when used with respect to any director, officer, agent, fiduciary or employee shall include service with the corporation or a parent, subsidiary or affiliate corporation or other entity.